Mutual Fund

The Objective of the Fund

- The Mundoval Fund seeks long-term capital appreciation.

The Principal Investment Strategies and Policies of the Fund

- Under normal market conditions the Fund invests primarily in large capitalization common stocks and American Depository Receipts ("ADRs").
- The Fund's investment strategy focuses on value style investing.
- The Fund may hold all or a portion of its assets in cash or cash-equivalents like money market funds, certificates of deposit, short-term debt obligations, and repurchase agreements, either due to pending investments or when investment opportunities are limited. Under these circumstances, the Fund may not participate in stock market advances or declines to the same extent it would had it remained more fully invested in common stocks.
- Under the Management Agreement, the Adviser, at its own expense and without reimbursement from the Trust, furnishes office space and all necessary office facilities, equipment and executive personnel necessary for managing the Fund. For its services, the Adviser receives an annual investment management fee of 1.50% of the average daily net assets of the Fund.

Differentiating Factors

- Portfolio Manager invested alongside clients.
- Long-term, multi-year investment horizon and low turnover of portfolio holdings.
- Consistent application of investment philosophy through market cycles.
- Conservative business valuation estimates that prioritize free cash flow generation.

Ticker Symbol: MUNDX

DATE: 1/6/2016
NAV: 12.93
DAY CHANGE: -0.27

2015 Dividend & Capital Gains as of 12/23/2015

Dividend: $0.06343
Short-Term Cap Gain: $0.00
Long-Term Cap Gain: $0.36652

LATEST NEWS

Quarterly Commentary 4Q15

Mundoval Fund Factsheet 4Q15

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Minimum Investments	Initial	Additional
Regular Account	$10,000	$100
IRA / Roth IRA	$3,000	$100
Automatic Investment Plan	$3,500	$100

*An Automatic Investment Plan is available for both regular and retirement accounts. It requires a $100 minimum automatic monthly or quarterly investment.

Fund Facts	
Ticker	MUNDX
CUSIP	62613P202
Inception Date	9/3/2004
Total Holdings (as of 12/31/2015)	35
2015 Portfolio Turnover	11.27%
Net Assets (millions) (as of 12/31/2015)	$18.75
Audited Expense Ratio	1.50%
No sales loads or distribution fees.	


PROSPECTUS

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MUNDOVAL FUND
GLOBAL VALUE INVESTING

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.

7855 Ivanhoe Ave. Ste 210, La Jolla, CA 92037
PH: 858-454-4837



Holdings & Sectors

Holdings

Top 15 Holdings as of December 31, 2015	
Mastercard, Inc.	5.97%
Teva Pharmaceutical Industries, Ltd.	5.95%
American International Group, Inc.	4.96%
Apple Inc.	4.49%
Baidu, Inc.	4.03%
China Mobile, Ltd.	3.90%
Bank of America Corp.	3.59%
Telekomunikasi Indonesia Tbk.	3.55%
Coach, Inc.	3.49%
Citigroup, Inc.	3.31%
CF Industries Holdings, Inc.	3.26%
Diageo Plc.	3.20%
Chicago Bridge & Iron Co. N.V.	3.12%
BNP Paribas SA	3.01%

Ticker Symbol: MUNDX

DATE: 1/6/2016
NAV: 12.93
DAY CHANGE: -0.27

2015 Dividend & Capital Gains as of 12/23/2015

Dividend: $0.06343
Short-Term Cap Gain: $0.00
Long-Term Cap Gain: $0.36652

LATEST NEWS

Quarterly Commentary 4Q15

Mundoval Fund Factsheet 4Q15

SUBSCRIBE TO OUR NEWSLETTER

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Mundoval Fund Newsletter ☐

Advisor Commentary ☐

Whitepapers ☐

Alphabet, Inc. Class A	2.90%

Sectors



Information Technology 24.03%
Financials 16.05%
Telecommunications 11.57%
Consumer Discretionary 10.05%
Consumer Staples 7.68%
Energy 7.68%
Health Care 5.95%
Industrials 4.23%
Materials 3.26%
Utilities 1.12%
Cash 8.38%

Fund Sectors as of December 31, 2015	
Information Technology	24.03%
Financials	16.05%
Telecommunication Services	11.57%
Consumer Discretionary	10.05%
Consumer Staples	7.68%
Energy	7.68%
Health Care	5.95%
Industrials	4.23%
Materials	3.26%
Utilities	1.12%

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PROSPECTUS

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Cash	8.36%

Geographic Diversification

As of December 31, 2015


8.36%
42.20%
49.44%
Domestic
International
Net Cash[1]

**Net Cash represents cash equivalents and other assets less liabilities.*

MUNDOVAL FUND
GLOBAL VALUE INVESTING

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.

7855 Ivanhoe Ave. Ste 210, La Jolla, CA 92037
PH: 858-454-4837



Performance & NAV

Average Annual Total Returns[2]

As of December 31, 2015


Mundoval Fund
MSCI World Index
1.41%
5.50%
-10.01%
-0.87%
4.22%
9.63%
5.86%
7.59%
4.34%
4.98%
5.40%
6.34%
QTD
Non-annualized
1 Year
3 Year
5 Year
10 Year
*Since Inception

Hypothetical Growth of $10,000 since inception[2]

Ticker Symbol: MUNDX

DATE: 1/6/2016
NAV: 12.93
DAY CHANGE: -0.27

2015 Dividend & Capital Gains as of 12/23/2015

Dividend: $0.06343
Short-Term Cap Gain: $0.00
Long-Term Cap Gain: $0.36652

LATEST NEWS

Quarterly Commentary 4Q15

Mundoval Fund Factsheet 4Q15

SUBSCRIBE TO OUR NEWSLETTER

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phone


$18,138
$22,500
$20,000
$17,500
$15,000
$12,500
$10,000
$7,500
$5,000
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

A hypothetical $10,000 investment in the fund at inception on 9/3/04 would have been worth $18,138.03 on 12/31/15. All returns include change in share prices, and reinvestment of any dividends and capital gains distributions. This chart does not imply future performance.

[2]Risks & Important Considerations

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. All returns include change in share prices, and reinvestment of any dividends and capital gains distributions. Current performance may be lower or higher than the performance data quoted. Indices shown are broad-based, unmanaged indices commonly used to measure performance of U.S. and world stocks. These indices do not incur expenses and are not available for investment. You may obtain performance data current to the most recent month - end by calling the transfer agent at 1-877-59- FUNDS. You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the fund. You may obtain a prospectus by calling 1-877-59- FUNDS. The prospectus should be read carefully.

Choose Newsletter

- [ ] Mundoval Fund Newsletter
- [ ] Advisor Commentary
- [ ] Whitepapers

Subscribe


MUNDOVAL FUND
PROSPECTUS

Download PDF

MUNDOVAL FUND
GLOBAL VALUE INVESTING

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.

7855 Ivanhoe Ave. Ste 210, La Jolla, CA 92037
PH: 858-454-4837

